May 18, 2016

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	John Cash, Accounting Branch Chief Office of Manufacturing and Construction
SiSi Cheng
Anne McConnell

Re:	TriMas Corporation Form 10-K for the Year Ended December 31, 2015 Filed February 26, 2016 Form 8-K Filed February 25, 2016 File No. 1-10716

Ladies and Gentlemen:

TriMas Corporation, a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 3, 2016, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 26, 2016 (the “Form 10-K”) and the Company’s Current Report on Form 8-K filed on February 25, 2016 (the “Form 8-K”).

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 8-K Filed February 25, 2016

1. We note your earnings release and earnings presentation appear to include non-GAAP historical amounts and non-GAAP projections that you refer to using GAAP terminology, with and without footnotes indicating they are actually non-GAAP financial measures. Please revise future filings to use titles for non-GAAP financial measures that accurately reflect the amounts presented and are not the same as, or confusingly similar to, GAAP measures.

United States Securities and Exchange Commission

Division of Corporation Finance

May 18, 2016

Response: The Company respectfully acknowledges the Staff’s comment and will revise future filings to use titles for any non-GAAP financial measures that accurately reflect the amounts presented, while retaining reference to the appendix where the reconciliation between the GAAP and non-GAAP financial measures can be found.

The Company has historically adjusted GAAP financial measures primarily for operating profit, income from continuing operations, diluted earnings per share (“EPS”) and cash flows (see comment response #2 below for proposed adjustments to the free cash flow disclosures), adjusting the respective GAAP result for amounts that the Company considers “Special Items.” These adjustments have historically been for discrete items not expected to repeat in future periods, both expenses and income, related to impairments, restructuring, severance, debt financing, business sales and other activities that the Company does not believe reflect its ongoing results of operations.

On a prospective basis, each time a GAAP financial measure is adjusted for any such “Special Items,” rather than no reference or only footnote reference explaining that the financial measure is non-GAAP, the Company will modify the GAAP description with the phrase “Excluding Special Items.” For example, if using the GAAP term “diluted EPS,” each reference to such term, if not a GAAP financial measure, would state “diluted EPS, excluding Special Items,” with similar modification for any other GAAP terms that are being adjusted for Special Items.

The Company plans to continue to first disclose the GAAP financial measures at the beginning of its earnings releases to retain the prominence of such.

2. We note disclosure in your earnings presentation that “free cash flow approximated 87% of net income for 2015, excluding special items.” We also note your CFO stated on your earnings call that “free cash flow approximated 87% of net income.” It appears to us:

•	the measure you refer to as “free cash flow” is adjusted for items in addition to what is commonly referred to as free cash flow; and

•	the 87% calculation is actually based on “Income from Continuing Operations, Excluding Special Items.”

Please revise future filings to use titles or descriptions for non-GAAP financial measures that accurately reflect the amounts presented or calculated, and are not the same as, or confusingly similar to, GAAP measures. Also, to the extent you continue to present a cash conversion percentage based on non-GAAP financial measures, it appears you should also present the most directly comparable GAAP measure.

United States Securities and Exchange Commission

Division of Corporation Finance

May 18, 2016

Response: The Company respectfully acknowledges the Staff’s comment and will revise its disclosure in future filings accordingly. As to the use of the term “free cash flow,” the Company recognizes this is, by itself, a non-GAAP financial measure and will also clarify in the definition that “free cash flow” is calculated as cash flows provided by operating activities less capital expenditures, both from continuing operations. Further, the Company believes it important to consider the cash impact of any items the Company considers “Special Items.” Thus, for each future reference, where applicable, the title would be modified to, “free cash flow, excluding special items.”

In addition to the narrative portion of the earnings release, the Company will continue to include a reconciliation in the appendix setting forth the calculation of free cash flow. The Company will modify the historical reconciliation to 1) provide clarity as to the GAAP versus non-GAAP (“Special Items”) amounts included in the calculation, as well as 2) add a calculation of the GAAP and non-GAAP free cash flow conversion as a percentage of income from continuing operations. Please see below for a table illustrating such reconciliation using the year ended December 31, 2015 amounts.

	As reported	Special Items	Excluding Special Items
Net cash provided by operating activities of continuing operations	76,570	2,890	79,460
Less: Capital expenditures of continuing operations	(28,660)	—	(28,660)

Free Cash Flow from continuing operations	47,910	2,890	50,800
Income (loss) from continuing operations	(28,660)	87,310	58,650

Free Cash Flow as a percentage of income (loss) from continuing operations	-167%		87%

3. Please revise future filings to disclose the reasons why management believes each non-GAAP financial measure you present provides useful information to investors. Please refer to Item 10(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and will revise future filings to include disclosure regarding why management believes each non-GAAP financial measure presents useful information to investors. The Company would plan to include such disclosure in the footnote reference that describes the nature of the “Special Items” that are excluded in calculating the non-GAAP financial measures, clarifying as follows:

United States Securities and Exchange Commission

Division of Corporation Finance

May 18, 2016

“Appendix I details certain costs, expenses and other amounts or charges, collectively described as “Special Items,” that are included in the determination of net income, earnings per share and/or cash flows from operating activities under GAAP, but that management believes should be separately considered when evaluating the quality of the Company’s core operating results, given they may not reflect the ongoing activities of the business. Management believes that presenting these non-GAAP financial measures, on an after Special Items basis, provides useful information to investors by helping them identify underlying trends in the Company’s businesses and facilitating comparisons of performance with prior and future periods. These non-GAAP financial measures should be considered in addition to, and not as a replacement for or superior to, the comparable GAAP financial measures.”

*            *             *

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned via e-mail at bobzalupski@trimascorp.com or by phone at (248) 631-5460.

Very truly yours,

/s/ Robert J. Zalupski

Robert J. Zalupski

Chief Financial Officer

Cc:	Joshua A. Sherbin Paul A. Swart